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                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                 Subject Company: Powertel, Inc.
                                              Exchange Act File Number 000 23102


      THE FOLLOWING WAS USED BY DEUTSCHE TELEKOM AG FOR THE FIRST TIME ON
                                OCTOBER 13, 2000



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T-Share price impact on VoiceStream

10.13.2000 -- Some press reports have misconstrued the opt-out clause for VoiceStream shareholders if the T-Share price falls below EUR 33. These reports have given the impression that VoiceStream shareholders could withdraw from the agreements as soon as the price of Deutsche Telekom's share falls below EUR 33. This is not the case. The option to withdraw from the agreements is in fact linked to certain conditions. Relevant is the Deutsche Telekom share price on the Frankfurt stock exchange next year, more precisely: immediately before closing. We expect this to happen in the first half of next year, once the American regulatory authorities have given all the necessary approvals. An average price will then be calculated on the basis of a period of 15 days immediately prior to closing. Seven trading days on the Frankfurt stock exchange will be chosen at random from these 15 days and it is from these seven days that the average share price will be calculated. If this average price is below EUR 33, VoiceStream could then withdraw from the agreed partnership.The current price of the T-Share and any variations in the share price are therefore not of any significance to the partnership with VoiceStream, since closing is only possible after all approvals have been given. As already mentioned, we do not expect that to happen before the first half of 2001.


         These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Deutsche Telekom does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

         Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The proxy statement /prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom AG, Voicestream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Deutsche Telekom AG, Voicestream Wireless Corporation and Powertel, Inc. at the Commission's


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website at www.sec.gov or at the SEC's public reference room located at 450
Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom AG, Attention:
Petra Michalscheck, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany, and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017.


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